EXHIBIT 21

                                CONCORD EFS, INC.

                             LISTING OF SUBSIDIARIES



                                        Jurisdiction of
         Company                         Organization           Ownership
 -----------------------------   ----------------------------   ---------

 EFS National Bank                   National Bank Charter         100%
 EFS Federal Savings Bank        Federal Savings Bank Charter      100%
 Concord Computing Corp.                   Delaware                100%
 Concord Retail Services, Inc.             Delaware                100%
 Concord Equipment Sales                  Tennessee                100%
 Pay Systems of America, Inc.             Tennessee                100%
 Digital Merchant Systems of
   Illinois, Inc.                          Illinois                100%
 American Bankcard Intl                    Illinois                100%